Exhibit (a)(iii)

February 21, 2003

Dear Shareholder:

On behalf of your Board of Directors, I am writing to tell you of a Special Meeting of Henderson Citizens Bancshares, Inc. planned to be held in the second quarter of this year. At that meeting, you will consider an important transaction that will result in the suspension of Henderson Citizens’ reporting requirements with the Securities and Exchange Commission.

A corporate reorganization commonly known as “going private” has been approved by your Board of Directors. In order to accomplish this, a corporation will be chartered to merge into Henderson Citizens Bancshares, Inc. As a result of the merger, shareholders who own less than 500 shares will receive cash for their shares in the amount of $32.00 per share. Shareholders who own more that 500 shares will continue to be shareholders of Henderson Citizens Bancshares, Inc.

The Board of Directors believes the transaction is consistent with its vision of maintaining an independent community bank providing quality financial services through Citizens National Bank to our clients. The Board believes that the cost of being a “public” company is not justified by the benefits given the lack of trading activity in the company’s stock. In conjunction with the meeting, all shareholders will receive a detailed proxy statement and other information that will fully describe the reorganization and its impact on each shareholder.

Please read the enclosed copy of a press release announcing the proposed plan.

We are looking forward to the Special Meeting and hope to see you there.

Yours sincerely,

/s/ Milton McGee

Milton S. McGee, Jr.

President & Chief Executive Officer

Enclosure

HENDERSON CITIZENS BANCSHARES, INC. PROPOSES PLAN TO SUSPEND

FILING PERIODIC REPORTS WITH THE SECURITIES AND EXCHANGE

COMMISSION

February 23, 2003

HENDERSON, Texas – The Board of Directors of Henderson Citizens Bancshares, Inc. announced today that it has entered an agreement and plan of merger that will result in the suspension of its duty to file supplemental and periodic information, documents and reports, including Forms 10-K, 10-Q and 8-K, with the Securities and Exchange Commission.

Under the terms of the agreement, which is subject to shareholder approval, it is anticipated that approximately 30,327 shares, representing 1.52% of Henderson Citizens’ common stock, will be converted into the right to receive cash. Shareholders owning less than 500 shares of the company’s common stock will be entitled to receive $32.00, in cash, for each share they own at the effective time of the merger. Shareholders owning 500 shares or more will continue to hold their shares after the merger. The Bank Advisory Group, Inc., Austin, Texas, has served as financial advisor to the Board of Directors.

The proposed transaction is anticipated to reduce the number of shareholders of record to approximately 236 shareholders. As a result, Henderson Citizens will suspend filing reports with the SEC. It is anticipated that Henderson Citizens will achieve significant cost savings through the suspension of its filing obligations. The Board of Directors believes that the cost of being a “public” company is not justified by the limited benefits given its lack of active trading activity. Further, the strategic vision and direction by the Board of Directors is to maintain an independent company providing financial services to its marketplace, through Citizens National Bank.

Henderson Citizens plans to hold the special shareholders’ meeting and to consummate the proposed transaction during the second quarter of this year.

Henderson Citizens will file a proxy statement with the SEC providing important details of the merger agreement and the merger. Henderson Citizens plans to mail to each shareholder a proxy statement about the proposed transaction, and shareholders are advised to read the proxy statement carefully when it becomes available because it will contain important information. Shareholders may obtain free copies of the proxy statement (when available) and other documents filed by Henderson Citizens at the SEC’s website, www.sec.gov. Free copies of the proxy statement will also be available from the company by directing request to the attention of Nelwyn Richardson, 201 West Main Street, P. O. Box 1009, Henderson, Texas 75653. Henderson Citizens, its directors and certain executive officers may be deemed under the rules of the SEC to by “participants in the solicitation” of proxies from the shareholders of Henderson Citizens in favor of the merger agreement. Information about the directors or executive officers of Henderson Citizens and their ownership of Henderson Citizens common stock is set forth in the proxy statement for Henderson Citizens 2002 annual meeting of shareholders, as filed with the SEC on Schedule 14A. Additional information regarding the interest of the “participants in the solicitation” may be obtained by reading the proxy statement relating the merger agreement and the merger when it becomes available.

Henderson Citizens is a bank holding company and its banking subsidiary, Citizens National Bank, offers traditional banking services in its market area. Citizens National Bank is headquartered in Henderson, Texas and has 16 branch offices and one insurance agency subsidiary.

        This press release is only a description of a proposed transaction and is not a solicitation of a proxy or an offer to acquire any shares of common stock. This press release may contain forward-looking statements that involve assumptions and potential risks and uncertainties, which are made in a manner consistent with the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward looking statement involve know and unknown risk uncertainties, and other factors that may cause the actual results, performance and achievements of Henderson Citizens to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. These factors include: general economic, capital market and business conditions; risks arising from litigation or similar proceedings; and the satisfaction of the closing conditions to the merger and the consummation of the merger, as well as those factors discussed in the filings of Henderson Citizens and its subsidiaries with the Securities and Exchange Commission, which are incorporated in this press release by reference. Henderson Citizens undertakes no obligation, and expressly disclaims any obligation, to update publicly or revise any forward looking statement, whether as a result of new information, future events or otherwise.

3